SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 3, 2022

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: Proposals of the Board of Directors to Nokia Corporation’s Annual General Meeting 2022

STOCK EXCHANGE RELEASE	1 (5)
3 February 2022

Nokia Corporation
Stock Exchange Release
3 February 2022 at 8:30 EET

Proposals of the Board of Directors to Nokia Corporation’s Annual General Meeting 2022

Nokia Corporation’s Annual General Meeting will be held on 5 April 2022 at 15:00 EEST at the Company’s headquarters, Karakaari 7, Espoo, Finland, under extraordinary measures pursuant to the temporary legislation, which entered into force on 8 May 2021 to prevent the spread of the COVID-19 pandemic.

Participation and exercise of shareholder rights in the Meeting will be possible only by voting in advance and by submitting counterproposals and asking questions in advance. It is not possible for the shareholders or their proxy representatives to participate at the meeting venue in person, but the event including the confirmation of the vote result as well as speeches from the Chair of the Board and the President and CEO can be followed through a web stream.

The Board submits the following proposals to the Annual General Meeting. Complete proposals are available as of today on www.nokia.com/agm. The notice of the Annual General Meeting with more detailed information on the participation and voting will be published separately at a later date on the company’s website and by a stock exchange release.

Authorization of the Board of Directors to decide on the distribution of dividend and repayment of equity

The Board proposes to the Annual General Meeting to be authorized to decide in its discretion on the distribution of an aggregate maximum of EUR 0.08 per share as dividend and/or as assets from the invested unrestricted equity fund.

The authorization will be used to distribute dividend and/or equity repayment in four instalments during the period of validity of the authorization unless the Board of Directors decides otherwise for a justified reason. The proposed total authorization for dividend and/or equity repayment is in line with the Company’s dividend policy. The authorization would be valid until the opening of the next Annual General Meeting.

The Board would make separate resolutions on the amount and timing of each distribution of the dividend and/or equity repayment so that the preliminary record and payment dates for the dividend and/or equity repayment will be as set out below. Nokia shall make separate announcement of each such Board resolution.

Preliminary record date	Preliminary payment date
3 May 2022	12 May 2022
26 July 2022	4 August 2022
25 October 2022	3 November 2022
7 February 2023	16 February 2023

The dividend and/or equity repayment based on the resolution of the Board of Directors will be paid to a shareholder registered in the Company’s shareholders’ register maintained by Euroclear Finland Ltd on the record date of the dividend and/or equity repayment.

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3 February 2022

Board composition and remuneration

Kari Stadigh, the Vice Chair of the Board, has informed that he will no longer be available to serve on the Nokia Board of Directors after the Annual General Meeting. The Board proposes, on the recommendation of the Board’s Corporate Governance and Nomination Committee, that the number of Board members be ten (10) and that the following current Board members be re-elected as members of the Nokia Board of Directors for a term ending at the close of the next Annual General Meeting: Sari Baldauf, Bruce Brown, Thomas Dannenfeldt, Jeanette Horan, Edward Kozel, Søren Skou and Carla Smits-Nusteling.

In addition, the Committee proposes that Lisa Hook, former President and Chief Executive Officer of Neustar, Inc., Thomas Saueressig, member of the Executive Board of SAP SE and Global Head of SAP Product Engineering, and Kai Öistämö, President and Chief Executive Officer of Vaisala Corporation, be elected as new members of the Board of Directors for a term until the close of the next Annual General Meeting.

Resumes of the Board candidates are presented in the Board’s proposal available on www.nokia.com/agm.

The Corporate Governance and Nomination Committee will propose in the assembly meeting of the new Board of Directors on 5 April 2022 that Sari Baldauf be re-elected as Chair of the Board and Søren Skou as new Vice Chair of the Board, subject to their election to the Board of Directors.

To ensure the competitiveness of the Board remuneration and reflecting the fee development in Nokia’s global peer group, the Corporate Governance and Nomination Committee has resolved to recommend to the Board that the annual fees of Board members, save for the Chair of the Board, would be proposed to be increased with EUR 10 000. Other remuneration payable to the Board members would remain unchanged.

Consequently, on the recommendation of the Board’s Corporate Governance and Nomination Committee, and in line with the Company’s Remuneration Policy, the Board of Directors proposes to the Annual General Meeting that the annual fees payable for a term ending at the close of the next Annual General Meeting be as follows:

•	EUR 440 000 for the Chair of the Board;
•	EUR 195 000 for the Vice Chair of the Board;
•	EUR 170 000 for each member of the Board;
•	EUR 30 000 each for the Chairs of the Audit Committee and the Personnel Committee and EUR 20 000 for the Chair of the Technology Committee as an additional annual fee; and
•	EUR 15 000 for each member of the Audit Committee and Personnel Committee and EUR 10 000 for each member of the Technology Committee as an additional annual fee.

The Board proposes that in line with the Company’s Corporate Governance Guidelines, approximately 40% of the annual fee be paid in Nokia shares either purchased from the market on behalf of the Board members or alternatively delivered as treasury shares held by the Company as soon as practicable after the Annual General Meeting. The rest of the annual fee would be payable in cash to cover taxes arising from the remuneration.

In addition, the Board of Directors proposes that the meeting fees for Board and Board Committee meetings payable to all the other Board members, except for the Chair of the Board, remain at current level. The meeting fees are based on potential travel required between the Board member’s home location and the location of a meeting and paid for a maximum of seven meetings per term as follows:

•	EUR 5 000 per meeting requiring intercontinental travel; and
•	EUR 2 000 per meeting requiring continental travel.

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3 February 2022

Only one meeting fee would be payable in the usual case of multiple Board and Board Committee meetings per eligible travel. Moreover, it is proposed that members of the Board of Directors shall be compensated for travel and accommodation expenses as well as other costs directly related to Board and Board Committee work. The meeting fees, travel expenses and other expenses would be paid in cash.

Auditor election and remuneration

Since 2019 the Board of Directors has proposed to the Annual General Meeting that the shareholders would elect the auditor for the financial year commencing next after the election. Therefore, on the recommendation of the Board’s Audit Committee, the Board of Directors proposes to the Annual General Meeting that Deloitte Oy be re-elected as the auditor of the Company for the financial year 2023.

It is also proposed that the elected auditor for the financial year 2023 be reimbursed based on the invoice of the auditor and in compliance with the purchase policy approved by the Audit Committee.

Authorization to the Board to issue shares and repurchase company’s shares

In line with previous years, the Board proposes that the Annual General Meeting authorize the Board to resolve to issue in total a maximum of 550 million shares through issuance of shares or special rights entitling to shares under Chapter 10, Section 1 of the Finnish Limited Liability Companies Act in one or more issues during the effective period of the authorization. The Board may issue either new shares or treasury shares held by the Company. Shares and special rights entitling to shares may be issued in deviation from the shareholders’ pre-emptive rights within the limits set by law. The authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans or for other purposes resolved by the Board. It is proposed that the authorization be effective until 4 October 2023 and terminate the authorization for issuance of shares and special rights entitling to shares resolved at the Annual General Meeting on 8 April 2021.

Also, in line with previous years, the Board proposes that the Board be authorized to resolve to repurchase a maximum of 550 million shares. The repurchases would reduce distributable funds of the Company. The shares may be repurchased otherwise than in proportion to the shares held by the shareholders (directed repurchase). Shares may be repurchased to be cancelled, held to be reissued, transferred further or for other purposes resolved by the Board. It is proposed that the authorization be effective until 4 October 2023 and terminate the authorization for repurchasing the Company’s shares granted by the Annual General Meeting on 8 April 2021 to the extent that the Board has not previously resolved to repurchase shares based on such authorization.

550 million shares correspond to less than 10 percent of the Company’s total number of shares. The Board shall resolve on all other matters related to the issuance or repurchase of Nokia shares in accordance with the resolution by the Annual General Meeting.

Other matters to be addressed by the Annual General Meeting

Furthermore, the Annual General Meeting would also address adopting the Company’s financial statements for the financial year 2021, discharging the members of the Board of Directors and the President and Chief Executive Officer from liability for the financial year 2021 and adopting, in an advisory vote, the Remuneration Report for the Company’s governing bodies.

The Remuneration Report for 2021 as well as the “Nokia in 2021” annual report, which includes the Company’s Annual Accounts, the review by the Board of Directors and the auditor’s report, are expected to be published and available on www.nokia.com/agm in week 9 of 2022. The Remuneration Report for 2021 will be published by a stock exchange release as well.

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3 February 2022

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Inquiries

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Katja Antila, Head of Corporate Communications

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

Forward-looking statements

Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to: (i) competitive intensity, which is expected to continue at a high level; (ii) our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments; (iii) our ability to procure certain standard components and the costs thereof, such as semiconductors; (iv) disturbance in the global supply chain; (v) scope and duration of the COVID-19 pandemic, and its economic impact; (vi) accelerating inflation; (vii) other macroeconomic, geopolitical, industry and competitive developments; (viii) timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies, consumer electronics companies and other licensees; (ix) results in brand and technology licensing; costs to protect and enforce our intellectual property rights; and the regulatory landscape for patent licensing; (x) timing of completions and acceptances of certain projects; (xi) our product and regional mix; (xii) uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to regional profit mix, net sales subject to withholding taxes, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reform in the U.S. and OECD initiatives; (xiii) our ability to utilize our US and Finnish deferred tax assets and their recognition on our balance sheet; (xiv) our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions; as well as the risk factors specified in our 2020 annual report on Form 20-F published on 4 March 2021 under Operating and financial review and prospects-Risk factors.

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3 February 2022

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, sustainability and other ESG targets, and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of COVID-19 on our businesses, our supply chain and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions and competitiveness, as well as results of operations including market share, prices, net sales, income and margins; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model; and E) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the risk factors above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2022	Nokia Corporation

By:	/s/ Esa Niinimäki
Name:	Esa Niinimäki
Title:	Deputy Chief Legal Officer, Corporate